As filed with the Securities and Exchange Commission on August 26, 2026	Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES

EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

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CHERY AUTOMOBILE CO., LTD.

(Exact name of issuer of deposited securities as specified in its charter)

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N/A

(Translation of issuer’s name into English)

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People’s Republic of China

(Jurisdiction of incorporation or organization of issuer)

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CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

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388 Greenwich Street

New York, New York 10013

(212) 723-5435

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Jason W. Parsont, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020
(212) 506-2500

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing the right to receive four (4) class H shares of Chery Automobile Co., Ltd.	50,000,000 ADSs	$5.00	$2,500,000.00	$345.25

*	Each unit represents 100 ADSs.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 12, 14 and 17

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt – Paragraphs 4 and 8; Reverse of Receipt – Paragraphs 13, 14 and 17

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt – Paragraphs 11 and 12

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs 4 and 8 Reverse of Receipt – Paragraphs 13, 14, 16 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs 18 and 19 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt – Paragraph 3

	(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 4, 5, and 6

	(x)	Any limitation on the Depositary’s liability	Face of Receipt – Paragraphs 1 and 8;
Reverse of Receipt – Paragraphs 12, 15 and 17

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Paragraph 20

Item 2. AVAILABLE INFORMATION			Reverse of Receipt – Paragraph 11

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Chery Automobile Co., Ltd. (the “Company”) publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is https://chery-auto.com/. The information so published by the Company cannot be retrieved from the internet website of the United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission.

PROSPECTUS

IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)       The agreement between Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. – Filed herewith.

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented hereby. – None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of Mayer Brown LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Filed herewith.

(e)       Certification under Rule 466. – Filed herewith.

Item 4. UNDERTAKINGS

(a)       The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)       The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of August, 2026.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing the right to receive class H shares of Chery Automobile Co., Ltd.

CITIBANK, N.A., as Depositary

By:	/s/ Rosemary Asafo-Adjei
Name: Rosemary Asafo-Adjei
Title: Attorney-in-fact

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Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of ADR

(d)	Opinion of Counsel to the Depositary

(e)	Rule 466 Certification